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                                                             OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:     3235-0145
                             UNITED STATES             Estimated average burden
                  SECURITIES AND EXCHANGE COMMISSION   hours per response..14.90
                        WASHINGTON, D.C. 20549         -------------------------


                                  SCHEDULE 13G

      INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13D-1 (b) (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2 (b)

                               (AMENDMENT NO. 1)*


                                 MERITAGE CORP.
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                             ----------------------
                         (Title of Class of Securities)


                                    59001A102
                             ----------------------
                                 (CUSIP Number)


                                  MAY 27, 1999
                             ----------------------
             (Date of Event Which Requires Filing of This Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]      Rule 13d-1(b)

                  [ ]      Rule 13d-(c)

                  [ ]      Rule 13d-1 (d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 59001A102                    13G                     PAGE 2 OF 5 PAGES

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    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

            CADENCE CAPITAL MANAGEMENT  (IRS NO. 04-3244012)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF SHARES            5      SOLE VOTING POWER
         BENEFICIALLY
           OWNED BY                       -0-
                           -----------------------------------------------------
             EACH                  6      SHARED VOTING POWER
          REPORTING
            PERSON                        258,000
             WITH          -----------------------------------------------------
                                   7      SOLE DISPOSITIVE POWER

                                          -0-
                           -----------------------------------------------------
                                   8      SHARED DISPOSITIVE POWER

                                          258,000
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            258,000
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            4.8
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1            (A)      NAME OF ISSUER:
                           Meritage Corp.

                  (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           6613 North Scottsdale Road, Suite 200
                           Scottsdale, Arizona 85250

ITEM 2            (A)      NAME OF PERSON FILING:
                           CADENCE CAPITAL MANAGEMENT

                  (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                           One Exchange Place, 29th Floor
                           Boston, Massachusetts 02109

                  (C)      CITIZENSHIP:
                           Not Applicable.

                  (D)      TITLE OF CLASS OF SECURITIES:
                           Common Stock

                  (E)      CUSIP NUMBER:
                           59001A102

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a)          [ ] Broker or dealer registered under Section 15
                                   of the Exchange Act;

                  (b)          [ ] Bank as defined in Section 3(a)(6) of the
                                   Exchange Act;

                  (c)          [ ] Insurance company as defined in Section
                                   3(a)(19) of the Act;

                  (d)          [ ] Investment company registered under Section 8
                                   of the Investment Company Act;

                  (e)          [X] Investment adviser registered under Section
                                   203 of the Investment Advisors Act of 1940;

                  (f)          [ ] Employee benefit plan or endowment fund in
                                   accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)          [ ] Parent holding company or control person, in
                                   accordance with 13d-1(b)(ii)(G);

                  (h)          [ ] Savings association as defined in Section
                                   3(b) of the Federal Deposit Insurance Act;

                  (g)          [ ] Church plan that is excluded from the
                                   definition of an investment company under
                                   Section 3(c)(14) of the Investment Company
                                   Act;

                  (j)          [ ] Group, in accordance with
                                   Rule13d-1(b)(1)(ii)(H).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


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ITEM 4            OWNERSHIP.

                  (A) Amount beneficially owned: 258,000**

                  (B) Percent of Class:   4.8

                  (C) Number of shares as to which such person has:

                  (i) Sole power to vote or direct the vote:  -0-

                  (ii) Shared power to vote: 258,000**

                  (iii) Sole power to dispose or direct the disposition of: -0-

                  (iv) Shared power to dispose or direct the disposition of:
                       258,000**

            **This report is being filed on behalf of Cadence Capital Management, a Delaware general partnership and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer. Cadence Capital Management is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser Cadence Capital Management may be deemed to be the beneficial owner of the securities of the Issuer. Cadence Capital Management has the sole power to dispose of the shares and to vote the shares under its written guidelines established by its Management Board.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7 IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8            IDENTIFICATION AND CLARIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.


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ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Date: June 1, 1999




                                                      /s/ DAVID B. BREED
                                               ---------------------------------
                                                      David B. Breed, CEO


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